Exhibit 12.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended March 31,
	2007	2006
Pretax earnings (loss)	$(45,448)	$29,180
Adjustments:
Add fixed charges:
Interest expense	16,287	11,787
Rental expense attributable to interest	1,419	207

Total fixed charges	17,706	11,994

Adjusted earnings (loss)	$(27,742)	$41,174

Ratio of earnings (loss) to fixed charges	(1.6)	3.4